Exhibit 99.1

NOTICE OF
AN EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS TO BE
HELD ON APRIL 3, 2025

To the shareholders of PainReform Ltd.:

Notice is hereby given that an Extraordinary General Meeting (the “Meeting”) of the shareholders of PainReform Ltd. (the “Company”) will be held at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman & Amit Gross, at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel on April 3, 2025 at 3:00 p.m. (Israel Time).

The agenda of the Meeting will be as follows:

1.
To approve an increase of the Company’s authorized share capital by 7,500,000 shares, such that following the increase, the authorized share capital shall be divided into 10,000,000 ordinary shares, no nominal value each, and to amend the Company’s articles of association accordingly.

2.	To approve the compensation terms of Dr. Ehud Geller in his capacity as the Interim Chief Executive Officer of the Company.

3.	To approve a grant of options to Mr. Efi Cohen-Arazi, a member of the Board of Directors, and to Prof. Eli Hazum, the Chief Technology Officer of the Company and a member of the Board of Directors

Only shareholders at the close of business on March 19, 2025 shall be entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

If you are unable to attend the Meeting in person, you are requested to complete, date and sign the enclosed proxy and to return it promptly in the pre-addressed envelope provided. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

By Order of the Board of Directors /s/ Ehud Geller Ehud Geller, Interim Chief Executive Officer February 27, 2025

65 Yigal Alon St. Tel Aviv, 6744431, Israel

PROXY STATEMENT

FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE
HELD ON APRIL 3, 2025

This Proxy Statement is furnished to our holders of ordinary shares, no nominal value per share, in connection with an Extraordinary General Meeting of Shareholders, to be held on April 3, 2025 at 3:00 p.m. Israel time at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman & Amit Gross., at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel, or at any adjournments thereof.

Throughout this Proxy Statement, we use terms such as “PainReform”, “we”, “us”, “our” and the “Company” to refer to PainReform Ltd. and terms such as “you” and “your” to refer to our shareholders.

Agenda Items

The agenda of the extraordinary general meeting will be as follows:

1.
To approve an increase of the Company’s authorized share capital by 7,500,000 shares, such that following the increase, the authorized share capital shall be divided into 10,000,000 ordinary shares, no nominal value each, and to amend the Company’s articles of association accordingly.

2.	To approve the compensation terms of Dr. Ehud Geller in his capacity as the Interim Chief Executive Officer of the Company.

3.	To approve a grant of options to Mr. Efi Cohen-Arazi, our non-executive member of the Board of Directors.

4.	To approve a grant of options to Prof. Eli Hazum, the Chief Technology Officer of the Company and an executive member of the Board of Directors.

We currently are unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” all items.

Who Can Vote

Only the holders of record of ordinary shares (“Ordinary Shares”) of the Company as at the close of business on March 19, 2025 (the “Record Date”) shall be entitled to receive notice of and attend the Meeting and any adjournment thereof. You are also entitled to notice of the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on March 19, 2025, or which appeared in the participant listing of a securities depository on that date.

Quorum

A quorum shall be the presence of at least two (2) shareholders who hold at least twenty five percent (25%) of the voting rights (including through a proxy or voting instrument) within one half hour from the time the meeting was designated to start. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. If a quorum is not present at the adjourned meeting within half hour from the time designated for its start, the meeting shall take place with any number of participants. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others. This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Voting Required for Approval of the Proposals

Each Ordinary Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the Meeting. As of the close of business on February 26 2025, 1,706,232 Ordinary Shares were issued and outstanding.

Proposals 1, 3 and 4 to be presented at the Meeting require the affirmative vote of holders of at least a majority of the voting power represented and voting on such proposal in person or by proxy on the matter presented for passage.

The approval of Proposal 2 is subject to the affirmative vote of the holders of a majority of the voting power represented and voting on such proposal in person or by proxy. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the proposal (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than 2% of the outstanding ordinary shares.

Under the Israeli Companies Law, in general, you will be deemed to be a controlling shareholder if you have the power to direct our activities, otherwise than by reason of being a director or other office holder of ours, if you hold 50% or more of the voting rights in our Company or have the right to appoint the majority of the directors of the Company or its chief executive officer, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than PainReform, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest int he adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

According to the Companies Regulations (exemptions for companies whose securities are listed for trading on a stock exchange outside of Israel) 5760-2000 (the “Exemption Regulations for Companies Listed Abroad”), by signing and submitting the attached Proxy Card, you as a shareholder declare and approve that you have no personal interest in the adoption of Proposal 2, except if you notified the Company of such in writing. If you believe that you have a personal interest in Proposal 2, and you wish to inform the Company of such personal interest, you should submit such information in advance of voting to the Company at its registered offices at PainReform 65 Yigal Alon St., Tel Aviv 6744316, Israel, to the attention of Mr. Eyal Broder.

If you provide specific instructions (mark boxes) with regard to the proposal, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board of Directors. The proxy holders will vote in their discretion on any other matters that properly come before the meeting.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares beneficially in a street name, your shares will also not be voted at the meeting if you do not return your proxy card or voting instruction card to instruct your broker how to vote. This will be true even for a routine matter, as your broker will not be permitted to vote your shares in their discretion on any proposal at the meeting. For the proposal, a broker may only vote in accordance with instructions from a beneficial owner of shares.

Voting by Holders of Ordinary Shares

Ordinary Shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the Meeting in accordance with the directions given. If no specific instructions are given in such proxy cards, the proxy holder will vote in favor of the item(s) set forth in the proxy card. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the Meeting, or at any adjournment thereof. Where any holder of Ordinary Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Ordinary Shares will not be included or counted in the determination of the number of Ordinary Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on April 2, 2025, to ensure your representation at our Meeting.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the records of Equiniti Trust Company, LLC (“Equiniti”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of Meeting and the proxy card will be mailed to you by Equiniti. You may provide voting instructions by returning a proxy card. You also may attend the Meeting and vote in person, subject to our right to convert to a virtual only meeting format. If you own Ordinary Shares of record and you do not vote by proxy or in person at the Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are a streets shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of Meeting and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own Ordinary Shares in street name and attend the Meeting in person, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the Meeting and present your voting information card and subject to our right to convert to a virtual only meeting format.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the Meeting by submitting a written notice of revocation to our Interim Chief Executive Officer at egeller@medicavp.com or PainReform Ltd., 65 Yigal Alon St. Tel Aviv, 6744431, Israel, or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the Meeting and voting in person. A beneficial owner owning Ordinary Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the Meeting. If you are not planning to attend in person, to ensure your representation at our Meeting, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 11:59 p.m., Eastern Time, April 2, 2025.

Position Statement

To the extent you would like to submit a position statement with respect to the proposal described in this proxy statement pursuant to the Companies Law, 1999, you may do so by delivery of appropriate notice to the offices of our attorneys, Doron Tikotzky Kantor Gutman & Amit Gross. (Attention: Ronen Kantor, Adv) located at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel, not later than ten days before the convening of the Meeting (i.e. March 24, 2025). Response of the Board to the position statement may be submitted not later than five days after the deadline for sending the position statement (i.e. March 29, 2025).

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.   We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission (“SEC”) concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Availability of Proxy Materials

Copies of the proxy card and voting instruction card, the Notice of the Extraordinary General Meeting and this Proxy Statement are available at the “Investor Information” portion of our website, http://www.painreform.com/. The contents of that website are not a part of this Proxy Statement.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act, or Exchange Act of 1934, as amended, related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

PROPOSAL 1:

PROPOSAL TO INCREASE AUTHORIZED SHARE CAPITAL AND TO AMEND THE ARTICLES
OF ASSOCIATION ACCORDINGLY

Background

Our authorized share capital is divided into 2,500,000 shares, no nominal value each. As of February 26, 2025, there are 1,706,232 ordinary shares issued and outstanding, 107,873 ordinary shares reserved for future issuance under outstanding options and warrants and our equity incentive plans, and 685,895 ordinary shares remain available for future option grants or share awards.

The proposal to increase the authorized share capital of the Company is designed to enable us to have sufficient authorized share capital for the upcoming years and in order that the increase in authorized share capital would allow us to meet our future business needs as they arise. These needs could include, among other things, the sale of shares in public and private offerings to raise additional capital, the purchase of property or assets, the acquisition of other companies, the use of shares for various equity compensation and other employee benefit plans and arrangements, the declaration of share splits or dividends, and other bona fide corporate purposes.

The possible future issuance of equity securities consisting of ordinary shares or securities convertible into ordinary shares could affect our current shareholders in a number of ways, including the following: (i) diluting the voting power of the current holders of ordinary shares; (ii) diluting the market price of the ordinary shares, to the extent that the new ordinary shares are issued and sold at prices below current trading prices of the existing ordinary shares, or if the issuance consists of equity securities convertible into ordinary shares, to the extent that the securities provide for the conversion into ordinary shares at prices that could be below current trading prices of the ordinary shares; and (iii) diluting the book value per share of the outstanding ordinary shares.

Increase in our Authorized Share Capital

 We intend to increase our authorized share capital by an additional 7,500,000 ordinary shares, such that following the increase, our authorized share capital will be divided into 10,000,000 ordinary shares, with no nominal value each.

After the increase, all ordinary shares issuable from our authorized share capital would have the same voting rights and rights to any dividends or other distributions by us as the ordinary shares currently issuable from our share capital.

Approval of Amendment of our Articles of Association

We are proposing to amend Article 4 of our Articles of Association as follows:

“4. The registered share capital of the Company is divided into 10,000,000 ordinary shares with no nominal value each (hereinafter: “Ordinary Share”).”

Proposed Resolution

    We are proposing adoption by our shareholders of the following resolution at the extraordinary general meeting:

    “RESOLVED, to approve the increase to the Company’s authorized share capital by 7,500,000 shares, such that following the increase, the authorized share capital will consist of 10,000,000 ordinary shares, with no nominal value each, and to amend the Company’s Articles of Association accordingly”.

Required Vote

  Under the Israeli Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the extraordinary general meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal.

Board Recommendation

  The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL 2:

APPROVAL OF THE COMPENSATION TERMS OF DR. EHUD GELLER AS THE INTERIM CEO OF
THE COMPANY

Background

On February 20, 2025, our Compensation Committee and Board of Directors have reviewed the proposed remuneration terms of Dr. Ehud Geller in his capacity as our Interim CEO of the Company as follows:

1.	an annual compensation in the amount of US$ 150,000 plus VAT to be paid in four (4) quarterly installments;
2.
the grant, under the Company’s 2019 Share Option Plan (the “Plan”) and pursuant Section 102 of the Israeli Tax Ordinance [New Version] 5721-1961 (the “Section 102”), of an aggregate of 101,568 fully vested options to purchase 101,568 Ordinary Shares, each option having an exercise price equal US$ 0.01 per share and have determined that, subject to the shareholder approval, the suggested terms are reasonable and adequate.

Proposed Resolution

It is therefore proposed that the following resolution be adopted at the meeting:

“RESOLVED, to approve the compensation terms of Dr. Ehud Geller as CEO of the Company, including the option grant, as described in this proxy statement.”

Required Vote

Under the Israeli Companies Law and our articles of association, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the Interim Chief Executive Officer’s option grant, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than 2% of the outstanding ordinary shares.

Please note that according to the Exemption Regulations for Companies Listed Abroad by signing and submitting the attached Proxy Card, you as a shareholder declare and approve that you neither are a controlling shareholder nor have a personal interest in the adoption of Proposal 2, except if you notified the Company of such in writing. If you believe that you have a personal interest in Proposal 2, and you wish to inform the Company of such personal interest, you should submit such information in advance of voting to the Company at its registered offices at PainReform 65 Yigal Alon St., Tel Aviv 6744316, Israel, to the attention of Mr. Eyal Broder.

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolution

PROPOSAL 3-4:

GRANT OF OPTIONS TO SERVING DIRECTORS

Background

On February 20, 2025, our Compensation Committee and Board of Directors approved the grant, subject to shareholder approval, of options to our non-executive director and to our Chief Technology Officer and executive director, under the Plan and pursuant to Section 102.

Each of Mr. Efi Cohen-Arazi and Prof. Eli Hazum, shall be entitled, subject to shareholders approval, to 15,000 options to purchase 15,000 ordinary shares of the Company. The options will be issued under the following terms: (i) the options shall vest over a three (3) year’s period on a quarterly basis, and (ii) the exercise price shall be equal to the average share price of the Company’s shares in the thirty (30) trading days prior to February 20, 2025, the date of Board of Directors approval.

Proposed Resolution

It is therefore proposed that the following resolution be adopted at the meeting:

“RESOLVED, to grant an aggregate number of 15,000 options to purchase 15,000 ordinary shares to each of Mr. Efi Cohen-Arazi, our non-executive director and Prof. Eli Hazum, our Chief Technology Officer and executive director upon the terms described above.”

Required Vote

Under the Israeli Companies Law and our articles of association, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve this proposal.

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolution

OTHER BUSINESS

Other than as set forth above, as of the mailing of this proxy statement, management knows of no business to be transacted at the extraordinary general meeting, but, if any other matters are properly presented at the extraordinary general meeting, the persons named in the attached form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors /s/ Ehud Geller Ehud Geller, Interim Chief Executive Officer February 27, 2025